Exhibit (a)(1)(K)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated December 4, 2015, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such state to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Fairchild Semiconductor International, Inc.

at

$20.00 Net Per Share

Pursuant to the Offer to Purchase dated December 4, 2015

by

Falcon Operations Sub, Inc.

a wholly owned subsidiary of

ON Semiconductor Corporation

Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a purchase price of $20.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of the Shares by Purchaser pursuant to the Offer. Stockholders who hold their shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE FOLLOWING 11:59 P.M. NEW YORK CITY TIME, ON JANUARY 5, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Fairchild. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Fairchild (the “Merger”) as promptly as practicable and without a meeting of the stockholders of Fairchild in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Fairchild surviving the Merger as a direct wholly owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by (i) Fairchild as treasury stock, or Parent, Fairchild or their respective wholly owned subsidiaries (including Purchaser) immediately prior to the Effective Time, which Shares will be cancelled and will cease to exist, and (ii) stockholders of Fairchild who properly exercise appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive an amount in cash equal to $20.00 per Share or any greater per Share price paid in the Offer without interest (the “Merger Consideration”), less any applicable withholding taxes. As a result of the Merger, Fairchild will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the Offer Price or Merger Consideration, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer will expire one minute following 11:59 p.m., New York City time, on January 5, 2016 (the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” means the latest time and date at which the Offer, as so extended, expires). The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Conditions (as described below), (iii) the Governmental Entity Condition (as described below) and (iv) the Material Adverse Effect Condition (as described below).

The “Minimum Condition” requires that, prior to the Expiration Date, the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with Shares then owned by Parent and Acquisition Sub (if any), represents at least a majority of the then-outstanding Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the Depositary pursuant to such procedures in accordance with Section 251(h) of the DGCL).

The “Antitrust Law Conditions” require that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any antitrust or competition laws of the People’s Republic of China (“PRC”), Germany, Japan, the Netherlands and South Korea shall have expired or been terminated and any pre-closing approvals or clearances reasonably required under any antitrust or competition laws of the PRC, Germany, Japan, the Netherlands and South Korea shall have been obtained.

The “Governmental Entity Condition” requires that no governmental entity of competent jurisdiction shall have enacted, issued, enforced, promulgated or deemed applicable any law or issued or granted any order, decree, ruling, judgment or injunction, in each case in effect immediately prior to the expiration of the Offer, that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger.

The “Material Adverse Effect Condition” requires that no change, event or effect has arisen or occurred following the date of the Merger Agreement and is continuing immediately prior to the Expiration Date that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a Company Material Adverse Effect (as defined in the Merger Agreement).

The Offer is also subject to other conditions as described in the Offer to Purchase.

The board of directors of Fairchild has (i) determined that the terms of the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Offer, are fair to, and in the best interests of, Fairchild and its stockholders, (ii) determined that it is in the best interests of Fairchild and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) adopted and approved the execution and delivery by Fairchild of the Merger Agreement, the performance by Fairchild of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions upon the terms and subject to the conditions contained therein, and (iv) recommended that the stockholders of Fairchild accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that Purchaser will extend the Offer (i) for any period required by any law or any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or NASDAQ Stock Market (“Nasdaq”) applicable to the Offer, and (ii) for successive periods of up to ten business days each (but no later than the second business day prior to August 18, 2016 (August 18, 2016 being referred to as the “Initial Outside Date” and, as such date may be extended pursuant to the Merger Agreement, the “Outside Date”)), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived, provided that if, at the time of the scheduled Expiration Date, (x) all of the conditions to the Offer (other than the Minimum Condition) are satisfied and (y) all comments of the SEC or its staff applicable to the

Offer (including documents related to the Offer) have been resolved and no rule, regulation or interpretations of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer, then Purchaser is only required to extend the Offer and the Expiration Date beyond the then-scheduled Expiration Date for up to two additional periods not to exceed an aggregate of 20 business days. In addition, following the satisfaction or waiver of all conditions to the Offer, Purchaser has the right to extend the Offer for up to ten business days (but no later than two business days before November 18, 2016) if Parent and Purchaser are in compliance in all material respects with their respective covenants and agreements in the Merger Agreement related to obtaining financing and have been unable to obtain proceeds of financing sufficient (together with any funds available to Parent or Purchaser) to consummate the Offer and the Merger on the date on which the acceptance for payment by Purchaser of Shares pursuant to the Offer would otherwise occur (such financing, the “Requisite Financing”), and the Chief Executive Officer or Chief Operating Officer of Parent certifies to Fairchild that (i) Parent and Purchaser have complied in all material respects with their respective covenants and agreements in the Merger Agreement related to obtaining financing, (ii) Parent has been and remains unable to obtain the Requisite Financing as of the date on which the acceptance for payment by Purchaser of Shares pursuant to the Offer would otherwise occur and (iii) the certification is being delivered solely to extend the Offer to obtain the Requisite Financing.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or to make any change in the terms or conditions of the Offer. However, without the consent of Fairchild, Purchaser cannot (i) waive the Minimum Condition, the Antitrust Law Conditions or the Governmental Entity Condition or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) except as contemplated by the Merger Agreement, decreases the Offer Price or number of Shares sought in the Offer, (C) extends the Offer, other than in a manner contemplated by the Merger Agreement, (D) imposes additional conditions on the Offer, (E) modifies the conditions to the Offer, or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Upon and subject to the conditions to the Offer, promptly after the Expiration Date, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not withdrawn at or prior to the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the

Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 2, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the

Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase). If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase under Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent (defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Fairchild has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Fairchild and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and notice of guaranteed delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

All Stockholders, Banks and Brokers Call Toll Free: (800) 676-0194

December 4, 2015